SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                  SCHEDULE 13G
                                 (RULE 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
               FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (b)
                            (Amendment NO _____)(1)

                         VALLEY FORGE SCIENTIFIC CORP.
                          ---------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                          ---------------------------
                         (Title of Class of Securities)

                                   919656108
                          ---------------------------
                                 (CUSIP Number)

                                January 16, 2002
                          ---------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1 (b)

[X] Rule 13d-1 (c)

[ ] Rule 13d-1 (d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

       Cusip No. 919656108    13G  Page 2 of 6

1. NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITITES ONLY).

 Russell U. Schenkman
- ---------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [__] (b) [__]
Not Applicable
- ---------------------------------------------------------------
3. SEC USE ONLY
- ---------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

 United States
- ---------------------------------------------------------------
NUMBER OF                  5.  Sole Voting Power   651,375
SHARES                         --------------------------------
BENEFICIALLY               6.  Shared Voting Power
OWNED BY                       --------------------------------
EACH                       7. Sole Dispositive Power  651,375
REPORTING                      --------------------------------
PERSON WITH                8.  Shared Dispositive Power
- ---------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 651,375 (See Item 4 of this Schedule 13G)
- ---------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDED
    CERTAIN SHARES           Not Applicable
- ---------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

 8.0%
- ---------------------------------------------------------------
12. TYPE OF REPORTING PERSON

 IN
- ---------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      [2]
       Cusip No. 919656108 13G    Page 3 of 6

ITEM 1 (a).  Name of Issuer:

                         Valley Forge Scientific Corp.

ITEM 1 (b).  Address of Issuer's Principal Executive Offices:

                         136 Green Tree Road, Suite 100
                              Oaks, PA  19456-1179

ITEM 2 (a).  Name of Person Filing:

                              Russell U. Schenkman

ITEM 2 (b).  Address of Principal Business Office, if none, Residence:

                                 13 Roszel Road
                              Princeton, NJ  08540

ITEM 2 (c).  Citizenship:

                                 United States

ITEM 2 (d).  Title of Class of Securities:

                                  Common Stock

ITEM 2 (e).  CUSIP Number:

                                   919656108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1 (b) OR
        13d-2 (b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) [ ] Bank as defined in section 3 (a) (6) of the Act
                (15 U.S.C 78c).

        (c) [ ] Insurance company as defined in section 3 (a)
                (19) of the Act (15 U.S.C. 78c).

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S. C. 80a-8).

                                      [3]
       Cusip No. 919656108    13G  Page 4 of 6

        (e) [ ] An investment advisor in accordance with Rule 13d-1
                (b) (1) (ii) (E).

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b) (1) (ii) (F).

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1 (b) (1) (ii) (G).

        (h) [ ] A savings associations as defined in Section 3 (b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3 (c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

        (j) [ ] Group, in accordance with Rule 13d-1 (b) (1) (ii) (J).

ITEM 4.   OWNERSHIP.

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:

        651,375(2)

    (b) Percent of class:

        8.0%(2)

    (c) Number of shares as to which the person has:

        (i) Sole power to vote or to direct the vote:

            651,375
- -------------------
(2) Russell U. Schenkman is the sole trustee of the Frances W. Gilloway Marital Trust and the Frances W. Gilloway Residue Trust (the "Trusts"), which are the record owners of 601,375 shares of the common stock and options to purchase 50,000 shares of common stock exercisable currently or within 60 days. Mr. Schenkman in his capacity as trustee of the Trusts possesses sole voting and investment power with respect to the shares and therefore is deemed to beneficially own, under applicable regulations of the Securities and Exchange Commission, the 651,375 shares of common stock owned of record by the Trusts. Mr. Schenkman disclaims beneficial ownership of all shares owned of record by the Trusts, which constitutes all shares of common stock reported as beneficially owned by him.

                                      [4]
       Cusip No. 919656108      13G        Page 5 of 6

    (ii) Shared power to vote or to direct the vote:

         0

    (iii) Sole power to dispose or to direct the disposition of:

         651,375

    (iv) Shared power to dispose or to direct the disposition of:

         0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable

ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                      [5]
       Cusip No. 919656108          13 G        Page 6 of 6

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 25, 2002          /s/ Russell U. Schenkman
                                     --------------------
                                     RUSSELL U. SCHENKMAN, in his
                                     Capacity as trustee of the Frances W.
                                     Gilloway Marital Trust and the Frances
                                     W. Gilloway Residue Trust.
                                      [6]